245 Summer Street

Fidelity® Investments

Boston, MA 02210

September 22, 2023

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Greenwood Street Trust (the trust): File Nos. 333-261594 and 811-23762 Fidelity SAI Alternative Risk Premia Commodity Strategy Fund
Fidelity SAI Alternative Risk Premia Currency Strategy Fund (the fund(s))

Post-Effective Amendment Nos. 7 & 9

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment Nos. 7 & 9 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing serves to register Fidelity SAI Alternative Risk Premia Commodity Strategy Fund & Fidelity SAI Alternative Risk Premia Currency Strategy Fund as new series of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of December 6, 2023.  We request your comments by October 23, 2023.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller Renée Fuller Shareholder Reporting